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[LOGO] CAMPBELL RESOURCES INC.

                                  PRESS RELEASE
                              For immediate release


                   CAMPBELL RESOURCES IS GRANTED AN EXTENSION


MONTREAL, NOVEMBER 25, 2005 - CAMPBELL RESOURCES INC. (TSX: CCH, OTC BULLETIN
BOARD: CBLRF) has been granted an extension of the initial order granted June 30th under the Companies' Creditors Arrangement Act to February 28, 2006.

This extension will allow creditors of Campbell Resources Inc. and of MSV Resources Inc., a Campbell Resources wholly-owned subsidiary, to approve a first plan of arrangement which includes the re-organization of MSV Resources and its fiscal accounts, resulting in a cash payment of approximately $2.3 million and a consideration in securities of an estimated minimal value of $450,000. The plan will be presented at a creditors' meeting to be held in Chibougamau on December 6, 2005.

Furthermore, the Company and its subsidiaries will present all their creditors with a subsequent arrangement plan on or before February 28, 2006 or as such ulterior date as is granted by the Court or by the creditors' committee which is to be formed following the first plan of arrangement.

Campbell is a mining company focusing mainly in the Chibougamau region of Quebec, holding interests in gold and gold-copper exploration and mining properties.

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2004. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.


FOR MORE INFORMATION :

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CAMPBELL RESOURCES INC.                                          Renmark Financial Communications Inc.
Andre Fortier, President and Chief Executive Officer             Henri Perron, hperron@renmarkfinancial.com
Tel.: 514-875-9037                                               John Boidman, jboidman@renmarkfinancial.com
Fax: 514-875-9764                                                Cynthia Lane-Filiatrault, clane@renmarkfinancial.com
afortier@campbellresources.com                                   Tel.: 514-939-3989
                                                                 Fax:  514-939-3717
                                                                 www.renmarkfinancial.com
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